Exhibit I

         News Release

For Immediate Release

IPSCO Inc. Revises Second Quarter Outlook

[Lisle, Illinois] [June 18, 2005] --(NYSE/TSX: IPS) IPSCO Inc. today reported that it has revised its outlook for the second quarter.  The Company had originally estimated that its second quarter earnings per share would meet or exceed $2.75 per diluted share.  The Company now expects that earnings per share will be closer to $2.45 per diluted share with a number of different factors contributing to the revised outlook.

The market for steel products generally has come under increased pricing pressure.  While the plate market remains strong with end user demand holding stable, market concerns over flat roll price decreases have resulted in service center customers reducing inventories and delaying purchases of all products.   Pricing declines will largely be offset by scrap price declines; however, in the near term there will be timing differences between the revenue changes and the pass though of expense declines.

IPSCO's second quarter traditionally is the weakest quarter of the year due to spring break-up in Canada, which significantly affects Canadian tubular sales.  Break-up commenced earlier than normal this year and abnormally wet weather has protracted this break-up period longer than expected.  Strong demand will result in improved sales as field conditions allow.

As previously disclosed by the Company, a six day unscheduled maintenance shutdown at the Montpelier rolling mill will negatively impact the quarter.  The shutdown resulted in reduced output and an unfavorable mix change as some slab sales replaced higher value product.

The implementation of a stock buy back program combined with debt redemptions has produced significant Canadian dollar expenditures resulting in greater exposure to exchange rate fluctuations.  The strengthening of the United States dollar has resulted in an expectation that the quarter will experience a foreign exchange loss, which for purposes of the revised guidance assumes a $0.10 per diluted share reduction in profit, based on the current exchange rates.

“We felt it was important that stockholders understand changes occurring in the quarter.  However, the fundamentals of the market remain strong for both our plate and tubular business and IPSCO continues to be very well positioned going forward” said David Sutherland, President and Chief Executive Officer of IPSCO Inc.

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and its Form 40-F.

Company Contact:
Vicki Avril, Senior Vice President and CFO

Tel. 630-810-4769

Release #05-23

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